Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

(Dollars in millions)	Three months ended March 31, 2007

General Electric Company and consolidated affiliates
Earnings (a)	$5,636
Plus
Interest and other financial charges included in expense	5,776
One-third of rental expense (b)	340
Adjusted “earnings”	$11,752

Fixed Charges
Interest and other financial charges included in expense	$5,776
Interest capitalized	26
One-third of rental expense (b)	340
Total fixed charges	$6,142

Ratio of earnings to fixed charges	1.91

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.